Exhibit (a)(5)(B)
June 13, 2024

Dear Fellow Shareholder,

I have exciting news to share about Sila Realty Trust (“Sila”, the “Company”, “we” or “us”). Today, June 13th, 2024, the Company’s shares will be available to be publicly traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “SILA.” I could not be prouder of our team who worked tirelessly to get us to this milestone or more appreciative of our stockholders who have patiently supported us on this journey.

Since our founding 10 years ago, our primary goal has been to be a responsible fiduciary to our stockholders and a thoughtful steward of your capital. More than 60,000 investors have put their trust in our management and board of directors to make Sila a leader in the REIT space. We have successfully curated a portfolio of $2.1 billion of institutional quality, best-in-class healthcare properties, focused on the growing and undeniable trends in the ever-increasing U.S. healthcare market. We have focused our investing on lower cost patient settings by investing in medical outpatient buildings, rehabilitation and surgical facilities, and other state-of-the-art facilities essential to the healthcare delivery model. Importantly, we believe our properties are critical to the operations of our tenants and to the communities they serve.

By investing in longer duration net leased assets with well established, credit-worthy operators, we are able to provide investors with a unique investment opportunity to participate in the growing, defensible healthcare sector while limiting exposure to the increase in expenses associated with real estate properties as these costs are borne by our tenants.
Through careful and deliberate management of our balance sheet over the Company’s history, we believe that Sila is entering the publicly traded market with substantial investment capability – a high distinction in the currently dislocated and capital-constrained real estate and capital markets environment. We did not seek to become a publicly traded company because we have an immediate need for capital or to pay down debt. We have become a publicly traded company as we see a significant opportunity ahead to accretively grow our portfolio of high-quality healthcare assets to the benefit of Company and stockholder value. We expect to achieve this over time by using our current available capital discriminately and accessing scale capital through the public equity markets to deliver strong risk-adjusted returns. Thus far in 2024, we have successfully acquired seven high-quality properties for an aggregate purchase price of approximately $135 million. With our discerning acquisition strategy focused on markets demonstrating robust demographics and economies, we believe we have a clear pathway for long-term growth and value creation.
Prior to the listing, we effected a one-for-four reverse stock split for all of our outstanding shares of common stock on May 1, 2024 to align our common share price with a share price that is more typical for a publicly traded company. In connection with the listing, Sila commenced a modified “Dutch Auction” tender offer (the “Offer”) to purchase up to $50 million of the Company’s outstanding common stock. For more details on the Offer, or to participate, please refer to the Offer materials that we filed with the Securities and Exchange Commission (“SEC”) on June 13, 2024. The Offer materials are also being mailed to holders of record as of the close of business on June 12, 2024.

At the time of listing, all outstanding shares of Class I common stock and Class T common stock were automatically converted to Class A common stock on a one-for-one basis. Class A common stock was then immediately renamed “Common Stock,” and it is the sole class of stock trading on the NYSE.

I am incredibly proud of our company, management team, employees, and board of directors, who strive each day to put the Company’s shareholders first. I believe great opportunities lie ahead and we all look forward to continuing this journey with as many of you as we can as we gain market recognition for being the only net lease REIT focused exclusively on investing in healthcare real estate.

Please refer to the “Frequently Asked Questions” document, which addresses questions you may have related to recent events. We also encourage shareholders to register for real-time alerts on our investor relations website at https://investors.silarealtytrust.com to receive the most up-to-date Sila news and financial information.

Thank you to each of you for support in the past and going forward.

Sincerely,

Michael A. Seton
President and Chief Executive Officer
Sila Realty Trust, Inc.

Important Notice
This letter is a summary provided for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The full details of the modified “Dutch Auction” tender offer, including complete instructions on how to tender shares, are included in the offer to purchase, the letter of transmittal and other related materials, which were filed with the SEC on June 13, 2024. Stockholders are urged to read carefully the offer to purchase, the letter of transmittal and other related materials, including the terms and conditions of the Offer. The offer to purchase, the letter of transmittal and other related materials are being sent to stockholders and copies of these documents are available for free at the SEC’s website at www.sec.gov. Each stockholder should consult with its tax advisor, broker, dealer, commercial bank, trust company, custodian or other nominee to evaluate the consequences of tendering or selling shares in the Offer.

Forward-Looking Statements
Certain statements contained herein, other than historical fact, may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provided by the same (the “Safe Harbor”). However, for the avoidance of doubt, any forward-looking statements relating to the Offer are not covered by the Safe Harbor. The forward-looking statements contained herein, including statements relating to the growth of our portfolio, our expectations relating to enhancement of stockholder value, and planned use and access to capital, are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties. No forward-looking statement is intended to, nor shall it, serve as a guarantee of future performance. You can identify the forward-looking statements by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and other similar terms and phrases. Forward-looking statements are subject to various risks and uncertainties and factors that could cause actual results to differ materially from the Company's expectations, and you should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond the Company's control and could materially affect the Company's results of operations, financial condition, cash flows, performance or future achievements or events. Additional factors include those described under the section entitled Item 1A. "Risk Factors" of Part I of the Company's 2023 Annual Report on Form 10-K with the SEC, copies of which are available at www.sec.gov. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.